FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of June, 2003
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		  Commission File Number 1-4620
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		 Crystallex International Corporation
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  	     (Translation of registrant's name into English)

  579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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June 8, 2003
            Crystallex President's Letter to Shareholders


Dear Shareholders, Investors and Friends of Crystallex,

Ken Thomas, our new Chief Operating Officer, is now on the job. Ken comes to us fresh from Hatch in Australia where he served as Managing Director, Western Australia. We are most confident that his extensive experience in planning and building production facilities and his strong metallurgical background will be of great value to the Company in the development of its resource properties.

Our planning and preparation for the development of the Las Cristinas gold properties continues on schedule. Most recently, we have shipped 3 tonnes of diamond drill core from the Las Cristinas properties to SGS Lakefield in Canada as part of its pilot plant program.

Under Ken's direction, SGS Lakefield is running the pilot plant program to confirm the flowsheet for the metallurgical process at Las Cristinas. About 1 tonne of the 3 tonnes of material shipped has been selected for a 14 to 21 day continuous pilot plant run. The results of the program will be used to size grinding, leach and other associated process equipment and also to estimate reagent consumption.

After that, equipment and reagent costs will be estimated for input into our Feasibilty Study. As well, environmental tests are being conducted to minimize any impact on the project area. Protecting the environment is a key objective and commitment of our Company and an environmental impact study at World Bank standards is an anticipated requirement of project financing.

Crystallex has also retained Professor Andre Laplante from McGill University in Montreal, to optimize the gold recovery by a gravity circuit. Professor Laplante is a renowned expert in this field.

In April, the Company engaged Deutsche Bank as Las Cristinas Project Finance Advisor. Representatives from Deutsche Bank and TD Newcrest were able to join me and several of our Directors during April in Caracas to hear members of the Venezuelan National Assembly and the Government administration deliver a very clear endorsement of Crystallex's mining contract to develop and exploit Las Cristinas.

Additionally, in late April, Venezuelan President Hugo Chavez expressed his "absolute support" for steps taken by state heavy industry holding company Corporacion Venezolana de Guayana ("CVG") to bring the Las Cristinas gold project to fruition.

We are confident that the issue of who will develop the Cristinas properties is decided and we welcomed the confirmation during our recent meetings in Caracas. Our energies are now directed toward the completion of our Feasibility Study, the development of Cristinas, and the fulfillment of our commitments to our partner and the region. We are very confident that the CVG, the Ministry of Energy and Mines, and the Republic of Venezuela will successfully deal with any attempted Minca intervention.

We believe the gold price will perform well in this current economic environment with a weak U.S. dollar, a growing U.S. budget deficit and global tensions. As a result, we plan to continue to reduce our hedge book. Although forward sales (which are direct commitments) and gold call options sold (which are contingent commitments) currently account for approximately 4.25% of our 10.5 million ounces of reserves, in relation to our present planned production for the next two years, they are too high. As a result, we are delivering into our positions and as opportunities arise, we will restructure certain positions. In addition, we have begun discussions with our counter-parties to restructure our overall hedge book to reduce it in absolute terms as well as to more closely reflect our production profile.

Let me update you on our other properties. Progress continues at the high-grade Tomi Underground mine. Production mining commenced early in March 2003 and to date a total of 3,000 tonnes of ore has been processed at our Revemin mill from the Tomi Underground. The plans call for mining 1,500 tonnes per month, gradually increasing to full production of 6,000 tonnes per month by early 2004. To that aim, a jumbo (an underground drilling machine) and additions to the underground fleet were mobilized in late May 2003. With the commissioning of the jumbo, decline development will be re-initiated in July 2003 as we proceed to stopes #2, 3 and 4. By the end of 2003 we expect to reach these additional stopes, and achieve our targeted production.

The San Gregorio mine plan anticipates that the main pit will be depleted by the end of 2003. In an effort to extend the mine life beyond the end of 2003, Crystallex is evaluating the feasibility of an underground operation considered to be the west extension of the main pit. A drilling program and an underground engineering and costing study are presently underway.

On June 10th, we will be presenting the Crystallex plans and projects to the Denver Gold Group's San Francisco Gold Forum and on June 26th, we will host our Annual Shareholder meeting in Toronto at the Eaton Centre Mariott Hotel. We look forward to seeing many of you there. We are not happy with the share price and are committed to working tirelessly to unlock the true value of Las Cristinas for our shareholders.

Yours sincerely,

Marc J. Oppenheimer,

President & CEO


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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
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(Registrant)


Date   June 9, 2003     		     	By    /s/ Daniel R. Ross
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						     (Signature)*
Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature